SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

10 Hasadnaot Street, Herzliya 46728, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of a Annual General Meeting of Shareholders and Proxy Statement for its General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s Annual General Meeting of Shareholders.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

Date: July 12, 2012

3

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the "Company") to be held at 10:00 a.m., Israel time, on Thursday, August 16, 2012, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' proposal 1 through 5, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Alex Hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
July 12, 2012

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Optibase Ltd. (the "Company") will be held at 10:00 a.m. Israel time, on Thursday, August 16, 2012, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel for the following purposes:

1.           To re-elect to the Company’s board of directors (the "Board of Directors") three (3) of the directors currently in office;

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2012 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.           To approve the purchase by the Company of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company's subsidiaries;

4.           To approve the entry by the Company into a limited partnership that will be formed to acquire beneficial interests in the owner of a commercial office building in Philadelphia known as Two Penn Center Plaza where the general partner and certain limited partners of the limited partnership are affiliated with Mr. Shlomo (Tom) Wyler, the Company's President and member of the Board of Directors who is also considered the controlling shareholder of the Company;

5.           To approve a reverse share split of the Company's ordinary shares within a range of 1:5, effective on the date to be announced by the Company, and to amend the Company's memorandum and articles of association accordingly.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2011. These documents can be found on the Company's website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of July 18, 2012 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company's register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Alex hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
July 12, 2012

ii

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the "Shares"), of Optibase Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at 10:00 a.m., Israel time, on Thursday, August 16, 2012, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matter:

1.           To re-elect to the Board of Directors three (3) of the directors currently in office;

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2012 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the "Audit Committee"), to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.          To approve the purchase by the Company of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company's subsidiaries;

4.           To approve the entry by the Company into a limited partnership that will be formed to acquire beneficial interests in the owner of a commercial office building in Philadelphia known as Two Penn Center Plaza where the general partner and certain limited partners of the limited partnership are affiliated with Mr. Shlomo (Tom) Wyler, the Company's President and member of the Board of Directors who is also considered the controlling shareholder of the Company;

5.           To approve a reverse share split of the Company's ordinary shares within a range of 1:5, effective on the date to be announced by the Company, and to amend the Company's memorandum and articles of association accordingly.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2011. These documents can be found on the Company's website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of each of Proposals No. 1 through 3 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of Proposal No. 5 requires the affirmative vote of at least 75% of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of Proposal No. 4 requires the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the "Companies Law"), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of Proposal No. 4. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of such proposal will not be eligible to vote their Shares as to such proposal.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)           a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or

(ii)          a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN "STREET NAME";
EXPRESSING POSITIONS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposal No. 4). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder's proxy is not received by the Company at least two business days prior to the date of the Meeting, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Note for Shareholders in "Street Name"

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at 10 Hasadnaot Street, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer no later than July 28, 2012. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about July 19, 2012 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 19,092,808 Shares outstanding as of July 11, 2012 (such number excludes (i) 293,473 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 28,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of July 11, 2012 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth as of July 11, 2012 the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name and Address	Number of Shares beneficially owned1		Percent of Shares Beneficially Owned
Tom Wyler2	9,782,535	3	51.24%
Arthur Mayer-Sommer	1,200,000	4	6.29%
Gesafi Real Estate S.A.	3,135,923	5	16.24%
All directors and officers of the Company as a group (7 persons)	10,059,243	6	52.09%

1.
Number of shares and percentage ownership is based on 19,092,808 Shares outstanding as of July 11, 2012. Such number excludes (i) 293,473 Shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 28,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of July 11, 2012 or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the "SEC") and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of July 11, 2012 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Attachment 13D filing with the SEC and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

2.	Mr. Tom Wyler serves as the Company's President and as a member of its Board of Directors.

3.	The information is based on Amendment No. 11 to Schedule 13D filed by Mr. Wyler on June 30, 2011.

4.	The information is based on Amendment No. 6 to Schedule 13D originally filed on behalf of Tom S. Wyler and Arthur Mayer-Sommer and Festin Management Corp. on June 9, 2005.

5.
The information is based on schedule 13D/A filed with the SEC by Gesafi Real-Estate S.A ("Gesafi") on June 14, 2012. According to the Schedule 13D/A, Gesafi is wholly owned by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama ("Capri") and therefore, Capri may be deemed to beneficially own such shares. Filippone Business S.A., a company organized under the laws of the Republic of Panama ("Filippone") is the Corporate Councillor of Capri and therefore, Filippone may be deemed to beneficially own such shares.

6.	Includes 9,843,770 ordinary shares and 219,808 ordinary shares issuable upon exercise of options exercisable within 60 days after July 11, 2012.

Proposal No. 1

RE-ELECTION TO THE COMPANY’S BOARD OF DIRECTORS THREE (3) OF THE
DIRECTORS CURRENTLY IN OFFICE

At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, will constitute our Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

The nominees have indicated to the Company their availability for re-election and have declared that: (i) he or she has the required qualifications and ability to devote the time required for its service as a director with respect to the Company's special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations are attached as Annex A to this Proxy Statement. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company's directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of July 11, 2012:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Shlomo (Tom) Wyler	2001	President of the Company and member of the Board of Directors	51.24% (2)
Alex Hilman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	0.46% (3)
Danny Lustiger (i)	2010	President and Chief Executive Officer at Cupron Inc.	0.18% (4)

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Orli Garti Seroussi (i)	2008	Deputy Director and CFO of the Jerusalem Cinematheque - Israel Film Archive	0.07% (5)
Chaim Labenski (i)	2010	Independent investor	0.01% (6)

(1)
See note 1 to the "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above. Based on information provided to us by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)
Including 12,000 restricted shares that are currently exercisable or exercisable within 60 days as of July 11, 2012. Excludes 100,000 options that are currently unvested and will remain unvested within 60 days as of July 11, 2012.

(3)
Including 65,000 options and 14,000 restricted shares that are currently exercisable or exercisable within 60 days as of July 11, 2012. Excludes 150,000 options that are currently unvested and will remain unvested within 60 days as of July 11, 2012. Excludes 6,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of July 11, 2012 or within 60 days thereafter.

(4)
Including 25,000 options and 10,000 restricted shares that are currently exercisable or exercisable within 60 days as of July 11, 2012. Excludes 25,000 options that are currently unvested and will remain unvested within 60 days as of July 11, 2012. Excludes 6,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of July 11, 2012or within 60 days thereafter.

(5)
Including 14,000 restricted shares that are currently exercisable or exercisable within 60 days as of July 11, 2012. Excludes 6,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of July 11, 2012 or within 60 days thereafter.

(6)
Including 2,000 restricted shares that are currently exercisable or exercisable within 60 days as of July 11, 2012. Excluding 6,000 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of July 11, 2012 or within 60 days thereafter.

(i) Member of the Audit Committee.

Shlomo (Tom) Wyler serves as a president and a member the Board of Directors. Since his investment in us in September 2001 (then through Festin Management Corp.), Mr. Wyler has served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange, financial futures and real-estate. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

Alex Hilman serves as Executive Chairman of the Board of Directors since September 2009. He has joined the Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the Income Tax Department (Ministry of Finance) and lectured Taxation in Tel Aviv University. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Danny Lustiger joined the Board of Directors in October 2009. Mr. Lustiger is the president and Chief Executive Officer of Cupron Inc. and has over 18 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

For information on the compensation terms of the three proposed nominees for director's service in the Company, see the Company's annual report on Form 20-F for the year 2011 as filed on April 30, 2012.

Alternate Directors

Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company's directors. Pursuant to the Company's articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

The current external directors of the Company, Ms. Orli Garti-Seroussi and Mr. Chaim Labenski will continue to serve as external directors for the remainder of their three-year term.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Messrs. Wyler, Hilman and Lustiger, as directors of the Company, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2012 AND TO AUTHORIZE THE BOARD OF DIRECTORS,
UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE
AUDITORS' REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND
NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending on December 31, 2012 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors' remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

Such auditors have served as the Company's auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company's independent auditors for the fiscal year ending on December 31, 2012, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY'S INSURANCE POLICY CONCERNING INSURANCE OF
DIRECTORS’ AND OFFICERS' LIABILITY, INCLUDING AS DIRECTORS AND OFFICERS
OF THE COMPANY'S SUBSIDIARIES

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the future purchase by the Company of an insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on August 1, 2013 and ending on July 31, 2014. The maximum coverage amount under such policy and the maximum yearly premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Company's future purchase of an insurance policy with respect to directors' and officers' liability, including as directors of officers of the Company's subsidiary for, which terms have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved. "

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF THE ENTRY BY THE COMPANY INTO A LIMITED PARTNERSHIP THAT
WILL BE FORMED TO ACQUIRE BENEFICIAL INTERESTS IN THE OWNER OF A
COMMERCIAL OFFICE BUILDING IN PHILADELPHIA KNOWN AS TWO PENN CENTER
PLAZA WHERE THE GENERAL PARTNER AND CERTAIN LIMITED PARTNERS OF THE
 LIMITED PARTNERSHIP ARE AFFILIATED WITH MR. SHLOMO (TOM) WYLER, THE
COMPANY'S PRESIDENT AND MEMBER OF THE BOARD OF DIRECTORS WHO IS ALSO
CONSIDERED THE CONTROLLING SHAREHOLDER OF THE COMPANY

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve  a wholly owned subsidiary of the Company (the "Company Subsidiary") becoming a limited partner of 2 Penn Philadelphia LP, a Pennsylvania limited partnership (the "Partnership") that will acquire an approximately 20% beneficial interest in the owner of a Class A 20-story commercial office building in Philadelphia known as Two Penn Center Plaza (the "2 Penn Property") and to enter into the Limited Partnership Agreement of the Partnership (the "2 Penn LPA"). The general partner of the partnership and certain other limited partners of the Partnership, will be persons or entities affiliated with Mr. Shlomo (Tom) Wyler, the Company's president and member of the Board of Directors, who is also considered the controlling shareholder of the Company, as detailed herein. The 2 Penn LPA sets forth the terms and conditions of the investment in the Partnership. According to the 2 Penn LPA the Company Subsidiary shall acquire approximately 26% of the limited partnership interests in the Partnership in consideration for approximately $4,025,000. As of the date of this proxy statement, the LPA has not yet been signed and it may be signed before or after the receipt of the shareholders approval, if received.

The Partnership shall own a beneficial interest in the owner of the 2 Penn Property by being issued a 85.76% partnership interest in Two Penn Investor LP, a Pennsylvania limited partnership (the "2 Penn Investor"), which shall acquire 88% of the limited partnership interests in Crown Two Penn Center Associates Limited Partnership (the "Property Owner"), a Pennsylvania limited partnership, which is the owner of the 2 Penn Property.

Pursuant to the terms of the Agreement of Sale, dated March 2, 2012, as amended, 2 Penn Investor will acquire an 88% limited partnership interest in the Property Owner and Two Penn General LLC from Crown Penn Associates, L.P. ("Crown Penn"). Two Penn General LLC, a Delaware limited liability company controlled by Mr. Alex Schwartz will acquire a 1% general partner interest in the Property Owner from Two Penn Center GP Corp., a Pennsylvania corporation (the "Existing General Partner") for the aggregate sum of approximately $12.8 million (the "Sale Agreement").

In connection with the closing of the Sale Agreement transaction, 2 Penn Investor will provide a loan to Crown Penn in the original principal amount of approximately One Million Five Hundred Seventy Three Thousand Three Hundred Fifty Seven Dollars ($1,573,357) (the "Purchaser Loan"). The Purchaser Loan will bear interest at a rate of 12% per annum and will mature in slightly more than 3 years and will be secured by a pledge of Crown Penn’s remaining 11% of the interests in the Partnership.

The 2 Penn Property has existing mortgage financing of approximately $51.7 million from UBS Real Estate Securities Inc. ("UBS"). The mortgage loan has a fixed interest rate of 5.61% and matures in May 2021, and requires monthly payments of principal and interest of approximately $300,000. The acquisition of the partnership interests in the Property Owner from Existing General Partner and Crown Penn and the performance of the transactions as a whole are conditioned on UBS consenting to the change in ownership of the Property Owner.

Below is a description of the main provisions of the 2 Penn LPA setting forth the terms and conditions of the Company Subsidiary’s investment in the Partnership:

Purpose of the Partnership

The stated purpose of the Partnership is solely to acquire, own, operate and ultimately sell beneficial interests in the 2 Penn Investor (which will directly own partnership interests in the Property Owner) and transact any lawful business that is necessary to accomplish this.

 Capital Contributions

The partners will contribute initial capital contributions to the Partnership in the aggregate amount of approximately $15,500,000 (of which the Company Subsidiary's share is $4,025,000). The Partnership will contribute the initial capital contribution to 2 Penn Investor which will use the funds to acquire the limited partnership interests in the Property Owner, to provide the Purchaser Loan, to pay closing costs for the transaction, and to establish reserves for improvements to the 2 Penn Property.

Additional capital contributions may be requested of limited partners at any time that Two Penn Philadelphia GP LLC (which is the general partner of the Partnership, controlled by Mr. Alex Schwartz, who is affiliated with Mr. Wyler as set forth below (the "General Partner") determines that the Partnership requires additional funds. The General Partner may request loans or capital contributions from the limited partners, provided that if the General Partner requests loans or capital calls exceeding $2,000,000 during any four-year period it must obtain the approval of partners owning at least 65% of the interests in the Partnership.

If a limited partner does not provide its capital contributions, the other limited partners will have the option to fund the failed contribution in proportion to their relative percentage interests. The portion of the deficiency funded shall be treated as a loan from the lending non-defaulting partners to the defaulting limited partner and shall bear a floating interest rate equal to the prime rate of PNC Bank plus 9% (which shall be compounded annually to the extent not paid). The loan shall be repaid directly on a first priority basis out of any subsequent distributions to the defaulting limited partner. A limited partner's liability for a default loan shall be limited to its share of future distributions from the Partnership.

Limited Partner Approval Rights

The General Partner has full management authority over the Partnership, subject to certain major decisions which require the approval of partners owning 65% of the interests in the Partnership. These decisions include: (a) sale or transfer of any asset of the Partnership or granting approval for the sale of the 2 Penn Property; (b) borrowing money from itself or third parties for Partnership purposes or to mortgage, pledge or assign any of the Partnerships assets; (c) requesting capital contributions or borrowing money from the partners in an amount exceeding $2,000,000 during any four year period; (d) admission of any new partners; (e) removal of the General Partner; (f) termination and dissolution of the Partnership; (g) amendment of the Partnership agreement; (h) merger or consolidation into or with another entity; (i) amendment of the Partnership certificate in a material manner; or (j) entering into a new line of business.

Fees Paid to the General Partner

The General Partner or its affiliates may receive an annual management fee of four percent (4%) of gross revenues from the Property from the Property Owner in connection with management of the 2 Penn Property and shall be entitled to be reimbursed for expenses incurred in the management of the Partnership business. The General Partner and its affiliates may not receive any other fees or payments from the Partnership, 2 Penn Investor or from the Property Owner without the consent of limited partners owning at least 65% of the interests in the Partnership.

Distributions

All revenue of the Partnership, less the operating expenses and any reserves established by the GP ("Net Cash Flow"), will be distributed as follows:

(a)	First, to repay partners who loaned sums to other limited partners who defaulted on their capital contributions;
(b)	Second, to partners that have made voluntary loans to the Partnership;
(c)	Third, to repay the partners their capital contributions; and
(d)	Fourth, to the partners in accordance with their percentage interests in the Partnership.

        The General Partner has undertaken to cause Two Penn Investor and Crown 2 Penn LLC to distribute all net cash flow received from the 2 Penn Property to their limited partners. Other than with the consent of partners holding at least 65% of the interests in the Partnership, Crown 2 Penn LLC may only withhold net cash flow in order to: (1) establish reserves not exceeding one million dollars ($1,000,000) for future expenses of the 2 Penn Property, (2) reserve funds to service debt or loan document obligations of the Property Owner, and (3) avoid the violation of applicable laws and avoid the imposition of transfer taxes.

Transfer Restrictions

General Partner Consent to Transfer of the Company’s Percentage Interest: After a three year and one month so long as there has not been a change in the controlling shareholder of the Company, the Company Subsidiary shall be permitted to transfer all or part of its interests in the Partnership without obtaining the General Partner's prior consent unless:

(1) the proposed transferee is subject to trade restrictions under US law,
(2) the transfer would violate federal or state securities laws, or
(3) the transfer would violate terms of debt obligations which the Property Owner has incurred.

LP Consent to GP Transfer: The General Partner must receive the consent of partners owning at least sixty five percent (65%) of the interests in the Partnership to transfer the General Partner interest. Any transfer of the General Partner must be to a person who or which agrees to serve as a replacement General Partner. So long as the Company is a limited partner, unless otherwise consented to by Partners owning at least 65% of the Partnership interests, the General Partner will ensure that, as long as it is controlled by Alex Schwartz (a) at least 20% of the percentage interests of the Partnership will at all times be held or controlled by Alex Schwartz and his family members and (b) the general partners of Two Penn Investor and the Property Owner shall be solely controlled by Alex Schwartz.

Right of First Offer: Transfers by partners of their interests in the Partnership are generally subject to a right of first offer in favor of the other partners. The selling party must first offer the portion of its percentage interest that it is looking to sell to the General Partner and other limited partners, before selling such portion to a third party. If the other partners do not send the selling party a notice of acceptance within the prescribed time or do not agree to purchase all of the percentage interest contained in the offer, the selling party shall have the right to sell such percentage interest to a third party.

Tag Along: If the General Partner or Alex Schwartz receive an offer to sell all or a portion of their percentage interests, after which Alex and his family members or entities under his control would collectively own less than 20% of the percentage interests, the other Partners shall have the right to sell to the offering third party the same portion of their percentage interests that such third party is willing to purchase from the General Partner and/or Alex Schwartz , on the same terms. If the third party refuses to purchase the other Partners' percentage interests, the General Partner and/or Alex Schwartz may not sell.

Bring Along: If the Partners receive a bona fide offer from a third party to acquire all of the percentage interests of the Partnership and the General Partner and partners holding at least 65% of the interests in the Partnership agree to accept the offer, then the other limited partners will be obligated to sell their percentage interests on the same terms as the other Partners.

Removal of the General Partner

For as long as Alex Schwartz is controlling the General Partner, a vote by partners holding 65% or more of the interests in the Partnership is necessary to remove the General Partner. If the General Partner is no longer controlled by Alex Schwartz, a vote of partners owning at least 51% of the interests in the Partnership is required to remove the General Partner. Appointment of a new General Partner requires the consent of 51% of the limited partners. If the General Partner is removed, the replacement General Partner must buy-out the General Partner’s interest at fair market value.

Amendment of the LPA

Amendment of the LPA requires approval of limited partners owning at least 65% of the Partnership interests provided that any change affecting a Partner's rights must be approved by the affected Partner.

Undertaking Ensuring Limited Partner Rights

        Together with the signing of the LPA, Alex Schwartz, the General Partner and the general partner of Two Penn Investor will sign an undertaking according to which they shall (1) not permit Two Penn Investor or the Property Owner to take any of the actions set forth in the Section entitled "Limited Partner Approval Rights" above without obtaining the prior written consent of 65% of the limited partners of the Partnership, and (2) not to permit Two Penn Investor or the Property Owner to withhold distributions other than as set forth in the Section entitled "Distributions" above without the consent of partners owning at least 65% of the interests in the Partnership, and (3) not to permit a change in the ownership of the general partner of the 2 Penn Investor or the Property Owner as long as Alex Schwartz controls the General Partner interest.

Indemnification

        The Partnership will indemnify the General Partner and its members from any claim, judgment or liability and from any loss or expense which may be imposed on the General Partner as a result of (i) an act performed by the General Partner on behalf of the Partnership or (ii) the inaction of the General Partner or from (iii) any liabilities arising under federal and state securities laws so long as the General Partner acts in good faith in the best interest of the Partnership and the conduct of the General Partner does not constitute gross negligence or willful misconduct.

Israeli Companies Law requirements

Under the Israeli Companies Law, an extraordinary transaction between a public company and its controlling shareholder or its relative (as such term is defined in the Companies Law), or between a public company and another person in which the controlling shareholder of the public company has a personal interest must be approved by the public company's audit committee, board of directors and general meeting of shareholders by a special majority. This transaction is brought for shareholders' approval for caution purposes because one of the parties to the transaction is an entity controlled by a brother in law of Mr. Wyler, the Company's controlling shareholder (which is considered a "relative" under the definitions of the Companies Law), although the terms of the transaction for the Company and the said relative are identical. Also, other parties to the transaction is Mr. Alex Schwartz, who controls Two Penn General LLC, Two Penn Investor GP LLC (which is the general partner of Two Penn Investor) and the General Partner, and relatives of Mr. Schwartz. Mr. Schwartz is a relative of Mr. Wyler, the Company's controlling shareholder, but not a relative defined by the Companies Law which requires the said approval procedures for the transaction. Nevertheless, as Mr. Wyler and Mr. Schwartz are engaged in other business transaction which may result in a "personal interest" of Mr. Wyler in any engagement with the Company, being under the control of Mr. Wyler, it was resolved, for caution purposes, to bring such transaction for shareholders' approval by a special majority.

The Reasoning for the Audit Committee and Board of Directors for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the transaction stipulated above, that the proposed transaction provides the Company with an opportunity to diversify its real estate investments by investing in a profitable income producing property located in the center of a major metropolitan city. The Audit Committee and Board of Directors consider the terms of the LPA to be fair and reasonable taking into consideration the nature of the property, its location and the fact that the Company will have minority stake in the LP. The Audit Committee and Board of Directors further stated that the Company enjoys rights that are equal or better to the rights of the other limited partners in the LP. The Audit Committee and Board of Directors also consider the benefit of local management and expertise of Mr. Alex Schwartz in managing the property and the overall modest fees structured in the transaction. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed transaction is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the entry by the Company into a limited partnership that will be formed to acquire beneficial interests in the owner of a commercial office building in Philadelphia known as Two Penn Center Plaza where the general partner and certain limited partners of the limited partnership are affiliated with Mr. Shlomo (Tom) Wyler, the Company's President and member of the Board of Directors who is also considered the controlling shareholder of the Company, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY'S SHARE CAPITAL
WITHIN A RANGE OF 1:5 EFFECTIVE ON THE DATE TO BE ANNOUNCED BY THE
COMPANY AND AMENDMENT OF THE COMPANY'S MEMORANDUM AND ARTICLES OF
ASSOCIATION ACCORDINGLY

Purpose of the Reverse Share Split

As of July 11, 2012, the reported closing price of the Company's Shares on The NASDAQ Global Market, was $1.27 per share. During the past six months, the average closing price of the Company's Shares was $1.18 per share. The Company believes that there is a reasonable probability to reach the price of $1.00 per share. In the occurrence of such event, the Company's shares will not comply with the minimum $1.00 bid price per share requirement, as required for continued listing by Listing Rule 5450(a)(1) of the NASDAQ Continued Listing. Therefore, the Company believes that a reverse share split is advisable in order to meet the NASDAQ Global Market continued listing requirements. The Company therefore seeks approval of the shareholders to effect a reverse share split of the Company's Shares within a range of 1 to 5 (the "Reverse Split") and to amend the Company's memorandum and articles of association accordingly. If this proposal is approved, the Board of Directors will have the authority to decide, within three months of the Meeting, whether to implement the Reverse Split and the exact ratio for the Reverse Split within this range if it is to be implemented. If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding Shares would be reduced in accordance with the exchange ratio selected by the Board of Directors.

By preserving the NASDAQ Global Market listing, the Company can continue to consider and pursue a wide range of future financing options to support its ongoing real estate investments. The Company believes being listed on a national securities exchange, such as the NASDAQ Global Market, is valued highly by many long-term investors and will enable the Company to maintain greater access to the public capital markets. The Company believes that the Reverse Split could enhance the appeal of its Shares to the financial community, including institutional investors, and the general investing public. The Company believes that a number of institutional investors and investment funds are reluctant to invest in lower priced securities and that brokerage firms may be reluctant to recommend lower priced stock to their clients, which may be due in part to a perception that lower-priced securities are less promising as investments, are less liquid in the event that an investor wishes to sell his, her or its shares, or are less likely to be followed by institutional securities research firms.

If the Reverse split is approved by our shareholders, the Company will issue a press release announcing the effective date of the Reverse Split and will amend its memorandum and articles of association to effect such Reverse Split. As a result of the Reverse Split, the total number of Shares authorized and outstanding shares will be reduced and the par value per share will be increased proportionately. For example if the Reverse Split is approved and the Board of Directors proceeds with a Reverse Split of 1:5, then the 19,092,808 million Shares, par value NIS 0.13 per share, outstanding, will be reduced to 3,818,562 million Shares. Since the total issued principle amount of the share capital remains the same after the Reverse Split, the par value per share in this example would be increased from NIS 0.13 to NIS 0.65 per share.

The exercise price and the number of Shares issuable pursuant to outstanding options will be adjusted pursuant to the terms of such instruments in connection with the Reverse Split.

Tax Consequences

The following discussion summarizes certain Israeli and U.S. income tax consequences, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences applicable to them.

Certain U.S. Federal Income Tax Consequences

Generally, a reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The total adjusted tax basis of the aggregate number of new ordinary shares will be the same as the total adjusted basis of the aggregate number of Shares held by a shareholder immediately prior to the Reverse Split and the holding period of the Shares after the Reverse Split will include the holding period of the Shares held prior to the Reverse Split. No gain or loss will be recognized by the Company as a result of the Reverse Split.

Certain Israeli Tax Consequences

Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the Shares held by each shareholder, with the consideration being the new Shares received in the Reverse Split. Such sale of Shares will generally be viewed as a capital gain tax event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

However, it is possible to approach the ITA in order to obtain an advanced tax ruling (the "Ruling"), prior to the Reverse Split. If obtained, the ruling may provide that the Reverse Split will not be considered as a sale of shares for Israeli tax purposes. Such ruling could also provide that the purchase price (as adjusted for the split) and purchase date for tax purposes in future selling of the new ordinary shares will be identical to the purchase price and purchase date of the Shares.

It is likely that the ruling will be conditioned and based on the following facts: the Reverse Split shall apply the same conversion ratio for all of the shareholders; there will be no change in the shareholders' rights (whether in their voting rights or rights for profits) as a result of the Reverse Split; the Reverse Split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; the economical value of all of the issued shares shall not be affected by the Reverse Split.

THE US AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OFTHE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

 Fractional Shares

No fractional shares will be issued as a result of the Reverse Split. Instead, all fractional shares will be rounded up to the next whole number of Shares.

 Exchange of Share Certificates

Shortly after the Reverse Split becomes effective, each holder of an outstanding certificate representing Shares will receive from American Stock Trust and Transfer Company, the Company's exchange agent (the "Exchange Agent"), instructions for the surrender of such certificate to the Exchange Agent. Such instructions will include a form of transmittal letter to be completed and returned to the Exchange Agent. As soon as practicable after the surrender to the Exchange Agent of any certificate that prior to the effective date of the Reverse Split represented Shares, together with a duly executed transmittal letter and any other documents the Exchange Agent may specify, the Exchange Agent shall deliver to the person in whose name such certificate had been issued, certificates registered in the name of such person representing the whole number of Shares into which the Shares previously represented by the surrendered certificate shall have been reclassified.

Until surrendered as contemplated herein, each certificate that immediately prior to the Reverse Split represented any Shares shall be deemed at and after the Reverse Split to represent the whole number of Shares contemplated by the preceding sentence. Each certificate representing Shares issued in connection with the Reverse Split will continue to bear any legends restricting the transfer of such Shares that were borne by the surrendered certificates representing the Shares.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the Reverse Split represented any Shares, except that if any certificates for Shares are to be issued in a name other than that in which the certificates for Shares surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED that the approval of a reverse share split of the Company's ordinary shares in a ratio to be determined by the Board of Directors within a range of 1:5, effective on the date to be announced by the Company, and the amendment of the Company's memorandum and articles of association accordingly, and as presented to the shareholders, be, and hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2011. These documents can be found on the Company's website at: www.optibase-holdings.com.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than two business days before the Meeting.

By Order of the Board of Directors, Alex hilman, Executive Chairman of the Board of Directors

July 12, 2012

Annex A

Date: 11/7/2012

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Shlomo (Tom) Wyler I.D. No. X4519444, a resident of Israel whose address is 8 Herzel Rosenblum Tel Aviv after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date of signing this deceleration, are attached hereto as Annex A and are integral parts of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have the following academic degrees:

1979- University of Zurich- Masters degree in Business Economics,

5.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

6.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

7.	My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

8.	I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227a of the law as set forth in Annex A to this declaration.

9.	I am not serving as an external director in another company that one of the external directors of the company serves as a director in that other company.

10.	I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports;

11.	This is my name, this is my signature and the facts stated above are true.

Shlomo (Tom) Wyler	X4519444	/s/ Shlomo (Tom) Wyler
Name	I.D.	Signature

Date: 11/7/2012

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Alex Hillman I.D. No. 051133460, a resident of Israel whose address is 75 Hailanot St Herzliya, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date of signing this deceleration, are attached hereto as Annex A and are integral parts of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have the following academic degrees:

• 1976 - University of Tel Aviv: B.A in Accounting

• 1976 - University of Tel Aviv: B.A in Economics

5.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

6.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

7.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227a of the law as set forth in Annex A to this declaration.

9.	I am not serving as an external director in another company that one of the external directors of the company serves as a director in that other company.

10.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports;

11.	This is my name, this is my signature and the facts stated above are true.

Alex Hillman	051133460	/s/ Alex Hillman
Name	I.D.	Signature

Date: 11/7/2012

To: Optibase Ltd. (the "Company")

Re: Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Danny Lustiger I.D. No 022963763, a resident of Israel whose address is 56 Izhak Shada St Herzliya after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date of signing this deceleration, are attached hereto as Annex A and are integral parts of this deceleration.

3.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

4.	I have the following academic degrees:

2004 – Stanford University, CA. Graduate School of Business - Executive program for growing companies.

2001 – Tel Aviv University - Advanced study diploma for Executive Directors in Public corporations

1993-1996 – Tel Aviv University - MBA in Finance and International Management

1992-1993 – Tel Aviv University - Advance studies in accounting

1989-1992 – Tel Aviv University - B.A. in Accounting and Economics

The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this deceleration.

5.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

6.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

7.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227a of the law as set forth in Annex A to this declaration.

8.	I am not serving as an external director in another company that one of the external directors of the company serves as a director in that other company.

9.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criterion established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports;

10.	This is my name, this is my signature and the facts stated above are true.

Danny Lustiger	022963763	/s/ Danny Lustiger
Name	I.D.	Signature

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 16, 2012

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on July 18, 2012 at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 10 Hasadnaot Street, Herzliya, Israel, on Thursday, August 16, 2012, at 10:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals (except for Proposal No. 4) and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

☒	Please mark your votes as in this example.

Proposal 1:

Re-election to the Company’s board of directors three (3) of the directors currently in office.

Re-election of Shlomo (Tom) Wyler to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Alex Hilman to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Danny Lustiger to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐
Proposal 2:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2012 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 3:

Approval of the purchase by the Company of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company's subsidiaries.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 4:

Approval of the entry by the Company into a limited partnership that will be formed to acquire beneficial interests in the owner of a commercial office building in Philadelphia known as Two Penn Center Plaza where the general partner and certain limited partners of the limited partnership are affiliated with Mr. Shlomo (Tom) Wyler, the Company's President and member of the Company's board of directors who is also considered the controlling shareholder of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 4? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 4).

YES	NO
☐	☐

Proposal 5:

Approval of a reverse share split of the Company's ordinary shares within a range of 1:5, effective on the date to be announced by the Company, and to amend the Company's memorandum and articles of association accordingly.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2012

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.